BlackRock MuniYield Quality Fund, Inc.

77D(g)

Policies with respect to security investments

Effective September 12, 2008, the Board of Directors of BlackRock MuniYield Quality Fund, Inc. (the “Fund”) approved the following change in the Fund’s non-fundamental investment policies:

Old Investment Guideline

Under normal market conditions, the Fund is required to invest at least 80% of its assets in municipal bonds covered by insurance at time of investment.

New Investment Guideline

Under normal market conditions, the Fund is required to invest at least 80% of its assets in municipal bonds insured by insurers with claims-paying ability of at least investment grade at time of investment.